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April 28, 2005

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Attention: Robb Lamont
Room 5507, Mail Stop 5-5

Re: Variable Insurance Products Fund II (the trust)

Asset Manager Portfolio
Asset Manager: Growth Portfolio
Contrafund Portfolio
Index 500 Portfolio
Investment Grade Bond Portfolio (the funds)

File Nos. 033-20773 and 811-05511
Post-Effective Amendment No. 46

Dear Mr. Lamont:

We serve as special counsel to the above-referenced funds in connection with the post-effective amendment to the funds' Registration Statement on Form N-1A that accompanies this letter. In that capacity, we have reviewed a draft of the Amendment, which has been prepared and finalized by Fidelity Management & Research Company ("FMR"), the funds' investment adviser. FMR has represented to us that no significant changes have been made between the version reviewed by us and the version being filed electronically.

The Amendment includes certain changes in the disclosures contained in the funds' most recent post-effective amendment that are being made in response to SEC Staff comments. We understand that changes made in response to SEC Staff comments on the funds' most recent post-effective amendment may be incorporated in a filing under paragraph (b) of Rule 485. The Amendment is being filed under the Securities Act of 1933 and the Investment Company Act of 1940 and, in accordance with the designation made in the Amendment by the registrant, will become effective on April 30, 2005.

Pursuant to paragraph (b)(4) of Rule 485, we represent that, to our knowledge, based upon our review of the draft Amendment and the positions referred to above, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/Shearman & Sterling LLP

Shearman & Sterling LLP